UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 50876 / December 17, 2004

ADMINISTRATIVE PROCEEDING
File No. 3-11760

In the Matter of American Multiplexer Corp., DMT Energy, Inc., JTS Corp., and Webvan Group, Inc., Respondents.	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO DMT ENERGY, INC.

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by DMT Energy, Inc. ("DMTY" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on December 1, 2004, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to DMT Energy, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

1. DMTY (CIK No. 798543) is a Nevada corporation based in Calgary, Alberta. The securities of DMTY have been registered with the Commission under Exchange Act Section 12(g) since May 21, 2000. The securities of DMTY are traded on the over-the-counter markets (symbol "DMTY").

2. DMTY has failed to comply with Exchange Act Section 13(a), and Rules 13a-1 and 13a-13 thereunder, because it has not filed any periodic reports since its securities became registered with the Commission pursuant to Exchange Act Section 12(g) on May 21, 2000.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent’s Offer.

Accordingly, it is hereby ORDERED that:

The registration of each class of Respondent’s securities registered pursuant to Section 12 of the Exchange Act is revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934.

For the Commission, by its Secretary, pursuant to delegated authority.

Jonathan G. Katz
Secretary

[1] The findings herein are made pursuant to Respondent’s Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.